Despegar.com, Corp.

Juana Manso 1069, Floor 5

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

March 15, 2021

VIA EDGAR

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Despegar.com, Corp.

Registration Statement on Form F-3

Filed February 23, 2021

File No. 333-253401

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Despegar.com, Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on March 17, 2021, or as soon thereafter as practicable. In this regard, the Registrant is aware of its obligations under the Securities Act.

The Registrant requests that it be notified of such effectiveness by a telephone call to Juan F. Mendez at (212) 455-2579.

Sincerely,

DESPEGAR.COM, CORP.

/s/ Mariano Scagliarini

By:    Mariano Scagliarini

Title: General Counsel